Mail Stop 3561

January 14, 2010

Mr. David Villarreal
Chief Executive Officer
Grand Monarch Holdings, Inc
210 South Orange Grove Blvd.,
Pasadena, CA 91105

   Re: Grand Monarch Holdings, Inc
     Form 10-K for Fiscal Year Ended
     December 31, 2008
     File No. 000-52715

Dear Mr. Villarreal:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Brian K Bhandari
        Branch Chief
        Office of Beverages, Apparel and
        Health Care Services